SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2004

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                            No ☒

FOR IMMEDIATE RELEASE

SBS BROADCASTING S.A. AGREES TO ACQUIRE REMAINING 49.3%
STAKE IN NORWEGIAN TV BROADCASTER TVNORGE

- To Bring SBS’s Ownership of TVNorge to 100% -

Luxembourg, - June 23, 2004 - SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it has entered into a share purchase agreement to acquire a 49.3% minority interest in TVNorge AS for NOK 260 million (Euro 31.2 million) in cash from TV2 AS, its Norwegian partner.  As a result of the transaction, SBS’s ownership stake in TVNorge will increase to 100% from 50.7%. The transaction, which is subject to Norwegian regulatory approval, is expected to close before the end of July 2004.

TVNorge is one of Norway’s leading commercial television broadcasters.  TV2 AS has been a shareholder of TVNorge since 1997.  During May 2004, TVNorge was the second most watched commercial television station in Norway, with a viewing share of nearly 20%.  TVNorge has launched a number of successful television shows in Norway and was recently the first European television station to broadcast the hit reality show “The Apprentice” with Donald Trump.

Commenting on the announcement, Markus Tellenbach, Chief Executive Officer of SBS, said: “The purchase of this remaining equity stake is an important strategic step as we take 100% ownership over TVNorge, our only Scandinavian television station that we do not fully own.  Over the last several years, TVNorge has improved its programming and financial performance significantly to become one of Norway’s leading commercial broadcasters and is well positioned for further growth.  This transaction will enable SBS to increase the level of co-productions and other co-operation with our other television stations, in particular with our stations serving Denmark and Sweden.  The pan-Scandinavian co-productions are part of our efforts to cost efficiently increase the quality of our locally produced programming and expand our operating margins.  This transaction also marks an important step towards our goal of integrating our multi media assets across our pan-European footprint to drive financial returns.”

The transaction is subject to satisfaction of certain closing conditions.

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation: the statement that TVNorge is well positioned for further growth; the statement that this transaction will enable SBS to increase the level of co-productions and other co-operation with our other television stations, in particular with our stations serving Denmark and Sweden; and the statement that this transaction marks an important step towards our goal of integrating our multi media assets across our pan-European footprint to drive financial returns.

These forward-looking statements include statements relating to anticipated developments in the television broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf.  Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as “may”, “will”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “continues” or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors.  Some of these factors include: the effects of, and changes in, government policy and regulatory requirements; the ability to receive governmental approvals necessary in order to complete the transactions; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; and our success at managing the risks that arise from these factors.  A more detailed discussion of some of these risks is set forth in SBS’s annual report on Form 20F for the year-ended December 31, 2003.

All forward-looking statements in this press release are based on information available to us on the date hereof.  We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

For further information visit: www.sbsbroadcasting.com, or contact:

#  #  #  #  #

Investors:

Press:

Michael Smargiassi /Jon Lesko

Jeff Pryor

Catriona Cockburn

Brainerd Communicators

Pryor Associates

Citigate Dewe Rogerson

Tel: +1 212 986 6667	Tel: +1 818-382-2233	Tel: +44 207 282 2924

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 24, 2004

SBS BROADCASTING S.A.

		By:	/s/Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer